UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS THIRD-QUARTER 2015 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales and operating segment income grew by 12.2% and 15.3%, respectively
➢	Solid growth in Sky revenues and operating segment income of 9.3% and 9.1%, respectively
➢	Strong revenue growth in our Telecommunications segment of 37.5% and of 13.8% excluding the acquisition of Cablecom and Telecable
➢	Strong growth in Network Subscription Revenue of 30.1% due to the success of our pay-TV networks in Mexico and Latin America

Consolidated Results

Mexico City, D.F., October 22, 2015—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; "Televisa" or the "Company"), today announced results for the third-quarter 2015. The results have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2015 and 2014, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2015 with 2014:

	3Q'15	Margin %	3Q'14	Margin %	Change %
Net sales	22,255.6	100.0	19,829.7	100.0	12.2
Net income	6,785.7	30.5	171.9	0.9	N/A
Net income (loss) attributable to stockholders of the Company	6,545.8	29.4	(182.8)	(0.9)	N/A

Segment net sales	22,823.1	100.0	20,210.3	100.0	12.9
Operating segment income (1)	9,585.7	42.0	8,312.1	41.1	15.3
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 12.2% to Ps.22,255.6 million in the third-quarter 2015 compared with Ps.19,829.7 million in the third-quarter 2014. This increase was attributable to strong growth in our Sky and Telecommunications segments. Operating segment income increased by 15.3%, reaching Ps.9,585.7 million with a margin of 42.0%.

Net income or loss attributable to stockholders of the Company amounted to a net income of Ps.6,545.8 million in the third-quarter 2015 compared with a net loss of Ps.182.8 million in the third-quarter 2014. The favorable net change of Ps.6,728.6 million reflected (i) a Ps.5,883.1 million favorable change in finance income or expense, net; (ii) a Ps.3,852.9 million decrease in other expense, net; (iii) a Ps.200.3 million increase in income before other expense, net; and (iv) a Ps.114.8 million decrease in net income attributable to non-controlling interests. These favorable variances were partially offset by (i) a Ps.3,187.0 million increase in income taxes; and (ii) a Ps.135.5 million unfavorable change in share of income or loss of joint ventures and associates, net.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2015 and 2014, for each of our business segments. Consolidated results for the third-quarter 2015 and 2014 are presented in millions of Mexican pesos.

Net Sales	3Q'15%		3Q'14%		Change %
Content	8,625.3	37.8	8,491.8	42.0	1.6
Sky	4,894.8	21.4	4,476.8	22.2	9.3
Telecommunications	7,294.3	32.0	5,305.1	26.2	37.5
Other Businesses	2,008.7	8.8	1,936.6	9.6	3.7
Segment Net Sales	22,823.1	100.0	20,210.3	100.0	12.9
Intersegment Operations[1]	(567.5)		(380.6)		(49.1)
Net Sales	22,255.6		19,829.7		12.2

Operating Segment Income[2]	3Q'15	Margin %	3Q'14	Margin %	Change %
Content	4,021.7	46.6	4,042.0	47.6	(0.5)
Sky	2,332.2	47.6	2,136.9	47.7	9.1
Telecommunications	2,973.4	40.8	1,981.6	37.4	50.1
Other Businesses	258.4	12.9	151.6	7.8	70.4
Operating Segment Income	9,585.7	42.0	8,312.1	41.1	15.3
Corporate Expenses	(496.3)	(2.2)	(357.9)	(1.8)	(38.7)
Depreciation and Amortization	(3,783.9)	(17.0)	(2,849.0)	(14.4)	(32.8)
Other Expense, net	(693.7)	(3.1)	(4,546.6)	(22.9)	84.7
Operating Income	4,611.8	20.7	558.6	2.8	725.6

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content	Third-quarter sales increased by 1.6% to Ps.8,625.3 million compared with Ps.8,491.8 million in the third-quarter 2014.
Millions of Mexican pesos	3Q'15%	3Q'14%	Change %
Advertising	5,479.6	63.6	6,015.4	70.8	(8.9)
Network Subscription Revenue	934.7	10.8	718.5	8.5	30.1
Licensing and Syndication	2,211.0	25.6	1,757.9	20.7	25.8
Net Sales	8,625.3	100.0	8,491.8	100.0	1.6

Advertising
Advertising revenue decreased by 8.9% to Ps.5,479.6 million compared with Ps.6,015.4 million in the third-quarter 2014. The drop primarily resulted from the restructuring of our advertising sales efforts and the initial reaction from our advertising customers as we update our terms and conditions.

Network Subscription Revenue
Third-quarter Network Subscription Revenue increased by 30.1% to Ps.934.7 million compared with Ps.718.5 million in the third-quarter 2014. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and to a lesser extent a positive translation effect on foreign-currency denominated revenues. During the third-quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies. Ten of the top 30 pay-TV networks in Mexico were produced by Televisa.

Licensing and Syndication
Licensing and Syndication revenue increased by 25.8% to Ps.2,211.0 million compared with Ps.1,757.9 million in the third-quarter 2014. The increase is explained mainly by a positive translation effect on foreign-currency denominated revenues. Third-quarter royalties from Univision increased by 2.6% to US$89.6 million in the third-quarter 2015 from US$87.4 million in the third-quarter 2014. The other revenue components of Licensing and Syndication, royalties from Netflix and exports to the rest of the world, remained relatively stable.

Third-quarter operating segment income decreased by 0.5% to Ps.4,021.7 million compared with Ps.4,042.0 million in the third-quarter 2014; the margin was 46.6%. The drop in the margin of 100 basis points from same quarter last year is mainly explained by i) the drop in our advertising revenues; and ii) an increase in programming costs. This effect was partially compensated by the absence of production costs related to the 2014 World Cup.

Sky
Third-quarter sales grew by 9.3% to Ps.4,894.8 million compared with Ps.4,476.8 million in the third-quarter 2014. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky's low-cost offerings. The number of net active subscribers increased by 166,303 during the quarter to 7,053,731 as of September 30, 2015, of which 189,168 are in Central America and the Dominican Republic, compared with 6,517,735 as of September 30, 2014.

Third-quarter operating segment income increased by 9.1% to Ps.2,332.2 million compared with Ps.2,136.9 million in the third-quarter 2014, and the margin was 47.6% in line with the margin reported in the same quarter last year. During the quarter, Sky experienced mainly higher programming and maintenance costs, and higher promotion expenses; which were partially compensated by lower personnel costs and marketing expenses.

Telecommunications
Third-quarter sales increased by 37.5% to Ps.7,294.3 million compared with Ps.5,305.1 million in the third-quarter 2014 driven by growth in all of our cable platforms and the consolidation, for the full quarter, of Ps.1,632.1 million revenues from Cablecom and Telecable. Excluding Cablecom and Telecable, third-quarter sales from our cable and network operations increased by 13.8%.

Voice and data revenue generating units, or RGUs, grew by 52.5% and 33.9% compared with the third-quarter 2014, respectively, and video RGUs grew by 19.2%. Excluding the acquisition of Telecable, Voice and Data RGUs, grew by 45.0% and 25.7% compared with the third-quarter 2014, respectively, while Video RGUs grew by 5.0%.

The following table sets forth the breakdown of RGUs per service type for our Telecommunications segment as of September 30, 2015 and 2014.
RGUs	3Q'15	3Q'14
Video	3,948,428	3,312,431
Broadband	2,900,771	2,165,641
Voice	1,750,249	1,147,897
Total RGUs	8,599,448	6,625,969

Third-quarter operating segment income increased by 50.1% to Ps.2,973.4 million compared with Ps.1,981.6 million in the third-quarter 2014, and the margin reached 40.8%, an increase of 340 basis points from the same quarter last year. These results primarily reflect the consolidation of Cablecom and Telecable, which contributed with Ps.808.2 million to operating segment income in the third-quarter 2015, continued growth in the cable platforms and Bestel, and lower telecom equipment costs. These favorable variances were partially offset by the increase in maintenance costs, programming costs, leasing expenses, and personnel costs and expenses during the quarter. Excluding Cablecom and Telecable, for the full quarter, operating segment income increased by 18.7%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for the third-quarter 2015 and 2014.

Our cable operations include video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include services offered by Bestel and the network operations of Cablecom.

3Q'15 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Telecom
Revenue	6,182.4	1,340.3	7,294.3
Operating Segment Income	2,505.4	548.6	2,973.4
Margin	40.5%	40.9%	40.8%

(1) These results do not include consolidation adjustments of Ps.228.4 million in revenues nor Ps.80.6 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

3Q'14 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Telecom
Revenue	4,398.9	1,027.3	5,305.1
Operating Segment Income	1,729.1	378.9	1,981.6
Margin	39.3%	36.9%	37.4%

(2) These results do not include consolidation adjustments of Ps.121.1 million in revenues nor Ps.126.4 million in Operating Segment Income, which are considered in the consolidated results of the Telecommunications segment.

Other Businesses

Third-quarter sales increased by 3.7% to Ps.2,008.7 million compared with Ps.1,936.6 million in the third-quarter 2014. This increase is explained mainly by i) an increase in the revenues of our feature-film distribution business in Mexico and the United States; and ii) an increase in the revenues of our gaming business, as a result of an increase in the number of electronic gaming machines. This effect was partially compensated by a decrease in the revenues of our publishing distribution business and our soccer business.

Third-quarter operating segment income increased by 70.4% to Ps.258.4 million compared with Ps.151.6 million in the third-quarter 2014, and the margin reached 12.9%. These results reflect a smaller operating segment loss in our feature-film distribution business, as well as an increase in the operating segment income of our gaming, and soccer businesses. This effect was partially compensated by an increase in the operating segment loss of our publishing business.

Corporate Expense

Corporate expense increased by Ps.138.4 million, or 38.7%, to Ps.496.3 million in the third-quarter 2015, from Ps. 357.9 million in the third-quarter 2014. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in the third quarter 2015 and 2014 amounted to Ps.325.0 million and Ps.224.4 million, respectively, and was accounted for as a corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.3,852.9 million to Ps.693.7 million in the third-quarter 2015, from Ps.4,546.6 million in the third-quarter 2014. This decrease reflected primarily the absence of a Ps.4,168.5 million non-cash loss on disposition of our former 50% joint venture investment in the Iusacell telecom business in the third-quarter 2014, which was partially offset by a higher expense related to financial advisory and professional services, a non-recurrent severance expense in connection with dismissals of personnel in our Content, Telecommunications and Other Businesses segments, and a higher loss on disposition of property and equipment.

Other expense, net, for the third-quarter 2015 included primarily expense related to financial advisory and professional services, a non-recurrent severance expense in connection with dismissals of personnel, loss on disposition of property and equipment, and donations.

Non-operating Results

Finance Income or Expense, Net

The following table sets forth the finance income (expense), net, stated in millions of Mexican pesos for the quarters ended September 30, 2015 and 2014.

	3Q'15	3Q'14	(Decrease) increase
Interest expense	(1,557.4)	(1,421.4)	(136.0)
Interest income	130.5	330.0	(199.5)
Foreign exchange loss, net	(416.8)	(233.2)	(183.6)
Other finance income, net	7,289.6	887.4	6,402.2
Finance income (expense), net	5,445.9	(437.2)	5,883.1

Finance income or expense, net, changed by Ps.5,883.1 million to a finance income, net, of Ps.5,445.9 million in the third-quarter 2015 from a finance expense, net, of Ps.437.2 million in the third-quarter 2014. This favorable change reflected a Ps.6,402.2 million increase in other finance income, net, resulting primarily from (i) our conversion in July 2015 of debentures issued by Univision Holdings, Inc. or "UHI" (formerly, Broadcasting Media Partners, Inc.), the controlling company of Univision Communications Inc. ("Univision"), into warrants that are exercisable for UHI's common stock, which included, as a consideration for such conversion, a cash amount of US$135.1 million (Ps.2,195.0 million) received from UHI; and (ii) a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative gain related to changes in fair value of such debentures, which effect was partially offset by the absence of a favorable change in fair value in the third-quarter 2014 of the embedded derivative related to our option to convert our former debentures in shares of capital stock of UHI. The favorable variance in other finance income, net, was partially offset by (i) a Ps.136.0 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in the third-quarter 2015; (ii) a Ps.199.5 million decrease in interest income explained primarily by the absence of interest income from our former investments in convertible debentures, as well as a reduction in applicable interest rates; and (iii) a Ps.183.6 million increase in foreign exchange loss resulting primarily from the effect of a 7.9% depreciation of the Mexican peso against the U.S. dollar on our average net US dollar liability position in the third-quarter 2015 compared with a 3.2% depreciation on a higher US dollar liability position in the third-quarter 2014.

Share of Income or Loss of Joint Ventures and Associates, Net

Share of income or loss of joint ventures and associates, net, changed by Ps.135.5 million to a share of loss of Ps.19.1 million in the third-quarter 2015 from a share of income of Ps.116.4 million in the third-quarter 2014. This unfavorable change reflected mainly a lower share of income of UHI, the controlling company of Univision.

Income Taxes

Income taxes increased by Ps.3,187.0 million to Ps.3,252.9 million in the third-quarter 2015 compared with Ps.65.9 million in the third-quarter 2014. This increase reflected primarily a higher tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.114.8 million, or 32.4%, to Ps.239.9 million in the third-quarter 2015, compared with Ps.354.7 million in the third-quarter 2014. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Telecommunications segments.

Other Relevant Information

Capital Expenditures and Investments

During the third-quarter 2015, we invested approximately US$378.0 million in property, plant and equipment as capital expenditures, including approximately US$235.2 million for our Telecommunications segment, US$89.5 million for our Sky segment, and US$53.3 million for our Content and Other Businesses segments.

In July 2015, we exercised a portion of our investment in warrants issued by UHI for a number of shares of common stock of UHI, and increased our equity stake in this associate from 7.8% to 10%. This non-cash transaction amounted to US$107.4 million (Ps.1,695.5 million).

Debt and Finance Lease Obligations

The following table sets forth our total consolidated debt and finance lease obligations as of September 30, 2015 and December 31, 2014. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2015	Dec 31, 2014	Increase (decrease)
Short-term debt and current portion of long-term debt	2,978.3	337.1	2,641.2

Long-term debt net of current portion	85,840.6	80,660.5	5,180.1

Total debt [1]	88,818.9	80,997.6	7,821.3

Current portion of finance lease obligations	504.0	502.2	1.8

Long-term finance lease obligations	5,326.4	4,807.4	519.0

Total finance lease obligations	5,830.4	5,309.6	520.8

1 As of September 30, 2015 and December 31, 2014, total debt is presented net of finance costs in the amount of Ps.1,216.8 million and Ps.1,268.8 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,345.9 million and Ps.974.9 million, respectively.

As of September 30, 2015, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.47,727.7 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of September 30, 2015, amounted to Ps.6,170.3 million.

Shares Outstanding

As of September 30, 2015 and December 31, 2014, our shares outstanding amounted to 338,461.8 million and 338,056.2 million shares, respectively, and our CPO equivalents outstanding amounted to 2,892.8 million and 2,889.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2015 and December 31, 2014, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.6 million and 577.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

IFT Ruling

On September 30, 2015, the Federal Telecommunications Institute resolved, within the investigation of transitory provision 39 of the Federal Telecommunications Law, that there are no elements as to the existence of an economic agent with significant market power in the market of restricted audio and video in Mexico (pay TV).

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 25 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. ("Univision") and to other television networks in over 50 countries. Televisa is also an active participant in Mexico's telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America. Televisa also participates in Mexico's telecommunications industry in many regions of the country where it offers video, voice and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal and gaming. In the United States, Televisa has equity and warrants which upon its exercise and subject to any necessary approval from the Federal Communications Commission ("FCC") in the United States, would represent approximately 36% on a fully diluted, as-converted basis of the equity capital in Univision Holdings Inc. (f/k/a Broadcasting Media Partners, Inc.), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information – Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014
(Millions of Mexican Pesos)

	September 30,		December 31,
	2015		2014
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	29,944.0	Ps.	29,729.3
Temporary investments		4,976.9		4,788.6
Trade notes and accounts receivable, net		13,765.9		21,087.2
Other accounts and notes receivable, net		3,657.0		2,724.7
Account receivable related to investment in GSF		-		10,583.9
Derivative financial instruments		0.6		2.9
Due from affiliated companies		99.9		903.2
Transmission rights and programming		5,941.7		4,851.7
Inventories		2,862.6		3,336.7
Other current assets		2,969.2		1,794.0
Total current assets		64,217.8		79,802.2

Non-current assets:
Transmission rights and programming		8,766.0		8,994.4
Investments in financial instruments		37,473.6		34,709.9
Investments in joint ventures and associates		8,824.5		5,032.4
Property, plant and equipment, net		70,505.8		62,009.5
Intangible assets, net		38,311.2		28,778.4
Deferred income tax assets		18,441.6		16,080.3
Other assets		157.2		144.8
Total non-current assets		182,479.9		155,749.7
Total assets	Ps.	246,697.7	Ps.	235,551.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2015 AND DECEMBER 31, 2014
(Millions of Mexican Pesos)

	September 30,		December 31,
	2015		2014
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Short-term debt and current portion of long-term debt (1)	Ps.	4,324.2	Ps.	1,312.0
Current portion of finance lease obligations		504.0		502.2
Trade accounts payable and accrued expenses		17,464.1		17,142.1
Customer deposits and advances		12,057.5		20,150.7
Income taxes payable		1,891.7		1,389.3
Other taxes payable		876.2		1,108.4
Employee benefits		863.1		1,005.2
Due to affiliated companies		485.5		298.5
Derivative financial instruments		3.7		-
Other current liabilities		2,201.2		1,461.7
Total current liabilities		40,671.2		44,370.1
Non-current liabilities:
Long-term debt, net of current portion		85,840.6		80,660.5
Finance lease obligations, net of current portion		5,326.4		4,807.4
Derivative financial instruments		255.2		335.1
Customer deposits and advances		828.3		284.0
Income taxes payable		6,231.1		6,628.1
Deferred income tax liabilities		9,877.1		7,763.0
Post-employment benefits		363.7		287.2
Other long-term liabilities		2,352.0		2,501.4
Total non-current liabilities		111,074.4		103,266.7
Total liabilities		151,745.6		147,636.8

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		59,794.0		55,379.5
Net income for the period		9,327.9		5,386.9
		71,260.9		62,905.4
Accumulated other comprehensive income, net		2,982.4		5,679.1
Shares repurchased		(11,896.0)		(12,647.4)
		62,347.3		55,937.1
Equity attributable to stockholders of the Company		83,215.2		76,805.0
Non-controlling interests		11,736.9		11,110.1
Total equity		94,952.1		87,915.1
Total liabilities and equity	Ps.	246,697.7	Ps.	235,551.9

(1) Short-term debt and current portion of long-term debt include accrued interest payable as of September 30, 2015 and December 31, 2014.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2014
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	22,255.6	Ps.	19,829.7	Ps.	63,100.7	Ps.	56,098.1

Cost of sales		11,583.8		10,357.2		33,896.7		30,245.6

Selling expenses		2,289.3		2,140.6		6,818.9		6,125.1

Administrative expenses		3,077.0		2,226.7		8,777.2		6,557.9
Income before other expense or income		5,305.5		5,105.2		13,607.9		13,169.5
Other (expense) income, net		(693.7)		(4,546.6)		35.0		(4,759.8)
Operating income		4,611.8		558.6		13,642.9		8,409.7
Finance expense		(1,974.2)		(1,654.6)		(6,533.1)		(4,422.9)
Finance income		7,420.1		1,217.4		8,357.3		1,630.7
Finance income (expense), net		5,445.9		(437.2)		1,824.2		(2,792.2)
Share of (loss) income of joint ventures
and associates, net		(19.1)		116.4		(268.3)		47.5
Income before income taxes		10,038.6		237.8		15,198.8		5,665.0
Income taxes		3,252.9		65.9		4,860.5		1,666.8
Net income	Ps.	6,785.7	Ps.	171.9	Ps.	10,338.3	Ps.	3,998.2

Net income (loss) attributable to:
Stockholders of the Company	Ps.	6,545.8	Ps.	(182.8)	Ps.	9,327.9	Ps.	2,882.7
Non-controlling interests		239.9		354.7		1,010.4		1,115.5
Net income	Ps.	6,785.7	Ps.	171.9	Ps.	10,338.3	Ps.	3,998.2

Basic earnings (loss) per CPO attributable
to stockholders of the Company	Ps.	2.27	Ps.	(0.06)	Ps.	3.23	Ps.	1.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 23, 2015	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel